Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Reports Fourth Quarter and Fiscal Year 2010 Financial Results

SHANGHAI, China, February 28, 2011 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the fourth quarter of 2010 and for the fiscal year ended December 31, 2010.

Fourth Quarter 2010 Financial Highlights:
– Total revenues increased 33.5% over Q4 2009 to RMB301.7 million (US$45.7 million), exceeding the Company’s guidance range of RMB275 million to RMB285 million
– Online recruitment services revenues increased 60.4% over Q4 2009 to RMB156.0 million (US$23.6 million)
– Gross margin increased to 65.4% compared with 62.8% in Q4 2009
– Operating income increased 86.2% to RMB77.7 million (US$11.8 million) compared with RMB41.7 million in Q4 2009
– Fully diluted earnings per common share were RMB1.14 (US$0.35 per ADS)
– Excluding share-based compensation expense and foreign currency translation loss as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB1.27 (US$0.38 per ADS), exceeding the Company’s guidance range of RMB1.00 to RMB1.10

Fiscal Year 2010 Financial Highlights:
– Total revenues increased 33.4% from 2009 to RMB1,090.0 million (US$165.2 million)
– Gross margin increased to 66.5% compared with 60.5% in 2009
– Operating income increased 126.2% over 2009 to RMB272.2 million (US$41.2 million)
– Fully diluted earnings per common share were RMB4.13 (US$1.25 per ADS)
– Non-GAAP adjusted fully diluted earnings per common share were RMB4.67 (US$1.42 per ADS)
– Cash and short-term investments increased to RMB1,644.7 million (US$249.2 million) as of December 31, 2010 compared with RMB1,214.7 million as of December 31, 2009

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Our solid performance in the fourth quarter of 2010 concluded a successful year during which we achieved record revenues, margins and profits. On the strength of our brand, market leadership position and product effectiveness, our online business continued to attract new employers and drive the adoption of our services at a rapid pace. Through improved sales and monetization efforts, we also saw growing contribution from our other HR services area, led by significant traction in our outsourcing business. With a clear strategic blueprint and execution plan in place, we move forward confidently, focused on investing for our sustainable, long-term growth and increasing shareholder value.”

Fourth Quarter 2010 Unaudited Financial Results

Total revenues for the fourth quarter ended December 31, 2010 were RMB301.7 million (US$45.7 million), an increase of 33.5% from RMB226.0 million for the same quarter in 2009.

Print advertising revenues for the fourth quarter of 2010 decreased 20.2% to RMB51.5 million (US$7.8 million) compared with RMB64.6 million for the same quarter in 2009. The decline was primarily due to a reduction in the number of cities where 51job Weekly is published, from 22 cities as of December 31, 2009 to 16 cities as of December 31, 2010. As a result, the estimated number of print advertising pages generated in the fourth quarter of 2010 decreased 36.6% to 1,694 compared with 2,672 pages in the same quarter in 2009. However, although print advertising prices in each city were largely unchanged, overall average revenue per page in the fourth quarter of 2010 increased 25.8% as compared to the same quarter of the prior year due to an increase in page volume contribution from higher priced cities.

Online recruitment services revenues for the fourth quarter of 2010 were RMB156.0 million (US$23.6 million), representing a 60.4% increase from RMB97.3 million for the same quarter of the prior year. The increase was primarily due to a greater number of unique employers using the Company’s online recruitment services as well as higher average revenue per unique employer. Unique employers increased 46.8% to 139,487 in the fourth quarter of 2010 compared with 94,993 in the same quarter of the prior year driven by strong customer adoption of online services and sales expansion into new geographies. Average revenue per unique employer in the fourth quarter of 2010 increased 9.2% as compared to the same quarter of the prior year due to improved market demand and increased spending on online services by employers.

Other human resource related revenues for the fourth quarter of 2010 increased 47.0% to RMB94.2 million (US$14.3 million) from RMB64.1 million in the same quarter of 2009 primarily due to greater market demand for our business process outsourcing, training and other services.

Gross profit for the fourth quarter of 2010 increased 39.0% to RMB186.7 million (US$28.3 million) from RMB134.3 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, increased to 65.4% in the fourth quarter of 2010 compared with 62.8% in the same quarter in 2009 primarily due to greater economies of scale, improved efficiency and a decrease in printing-related expenses. These factors driving the increase in gross margin were partially offset by higher employee expenses and bonuses.

Operating expenses for the fourth quarter of 2010 increased 17.8% to RMB108.9 million (US$16.5 million) compared with RMB92.5 million for the same quarter of 2009. Sales and marketing expenses for the fourth quarter of 2010 increased 33.7% to RMB84.4 million (US$12.8 million) from RMB63.1 million for the same quarter of the prior year primarily due to an increase in salaries, commissions and bonuses resulting from higher sales and headcount additions as well as greater advertising expenses. General and administrative expenses for the fourth quarter of 2010 decreased 16.5% to RMB24.6 million (US$3.7 million) compared with RMB29.4 million in the fourth quarter of 2009 as a result of lower employee and share-based compensation expenses, which was partially offset by higher professional services fees.

Income from operations for the fourth quarter of 2010 increased 86.2% to RMB77.7 million (US$11.8 million) from RMB41.7 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, increased to 27.2% in the fourth quarter of 2010 compared with 19.5% in the same quarter of 2009. The effective tax rate in the fourth quarter of 2010 was 17.2% compared with 1.0% in the fourth quarter of 2009 due to the qualification of an operating entity as a High and New Technology Enterprise in December 2009, which lowered its tax rate from 25% to 15% for the full year 2009 and such cumulative tax impact was reflected in the fourth quarter of 2009.

Net income for the fourth quarter of 2010 increased 44.3% to RMB66.9 million (US$10.1 million) from RMB46.4 million for the same quarter in 2009. Fully diluted earnings per common share for the fourth quarter of 2010 were RMB1.14 (US$0.17) compared with RMB0.84 for the same quarter in 2009. Fully diluted earnings per ADS for the fourth quarter of 2010 were RMB2.28 (US$0.35) compared with RMB1.67 in the fourth quarter of 2009.

In the fourth quarter of 2010, the Company recognized total share-based compensation expense of RMB4.7 million (US$0.7 million) compared with RMB6.2 million in the fourth quarter of 2009. The Company also recognized a foreign currency translation loss of RMB3.0 million (US$0.5 million) in the fourth quarter of 2010 compared with RMB37,000 in the fourth quarter of 2009 due to an appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation expense and foreign currency translation loss as well as their related tax impact, non-GAAP adjusted net income for the fourth quarter of 2010 increased to RMB74.7 million (US$11.3 million) compared with RMB52.6 million for the fourth quarter of 2009. Non-GAAP adjusted fully diluted earnings per common share were RMB1.27 (US$0.19) in the fourth quarter of 2010 compared with RMB0.95 in the fourth quarter of 2009. Non-GAAP adjusted fully diluted earnings per ADS in the fourth quarter of 2010 were RMB2.54 (US$0.38) compared with RMB1.90 in the fourth quarter of 2009.

Fiscal Year 2010 Unaudited Financial Results

Total revenues for 2010 were RMB1,090.0 million (US$165.2 million), an increase of 33.4% from RMB817.1 million in 2009.

The estimated number of print advertising pages generated in 2010 decreased 18.2% to 9,544 compared with 11,661 estimated pages in 2009. Unique employers using the Company’s online recruitment services grew 49.2% to 214,057 in 2010 from 143,451 in 2009. Employers who purchase online services multiple times or in multiple quarters throughout the fiscal year are counted as one unique employer for the annual total.

Income from operations for 2010 increased 126.2% to RMB272.2 million (US$41.2 million) from RMB120.3 million for 2009. Net income for 2010 increased 108.6% to RMB234.7 million (US$35.6 million) from RMB112.5 million in 2009. Fully diluted earnings per common share for 2010 increased to RMB4.13 (US$0.63) from RMB2.02 in 2009. Fully diluted earnings per ADS for 2010 were RMB8.26 (US$1.25) compared with RMB4.03 in 2009.

Excluding share-based compensation and foreign currency translation loss as well as their related tax impact, non-GAAP adjusted net income for 2010 increased to RMB265.4 million (US$40.2 million) from RMB139.8 million for 2009. Non-GAAP adjusted fully diluted earnings per common share were RMB4.67 (US$0.71) in 2010 compared with RMB2.51 in 2009. Non-GAAP adjusted fully diluted earnings per ADS in 2010 were RMB9.34 (US$1.42) compared with RMB5.01 in 2009.

As of December 31, 2010, the Company had cash and short-term investments totaling RMB1,644.7 million (US$249.2 million) compared with RMB1,214.7 million at December 31, 2009. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

For the first quarter of 2011, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB305 million to RMB315 million (US$46.2 million to US$47.7 million). Excluding share-based compensation expense and any foreign currency translation loss or gain as well as their related tax impact, the Company’s non-GAAP fully diluted earnings target for the first quarter of 2011 is in the estimated range of RMB1.20 to RMB1.30 per common share (US$0.36 to US$0.39 per ADS). The Company expects aggregate share-based compensation expense in the first quarter of 2011 to be in the estimated range of RMB6 million to RMB7 million (US$0.9 million to US$1.0 million).

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.6000 to US$1.00, the noon buying rate on December 30, 2010 in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 8:00 a.m. Eastern Time on February 28, 2011 (9:00 p.m. Shanghai / Hong Kong time zone on February 28, 2011) to discuss its fourth quarter and fiscal year 2010 results, operating performance and business outlook.

To dial in to the call, please use conference ID 4414662 and the following telephone numbers:

US: +1-877-941-2333

Hong Kong: +852-3009-5027

International: +1-480-629-9723

The call will also be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense and foreign currency translation gain or loss as well as their related tax impact. The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss and their related tax impact are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

Statements in this release regarding targets for the first quarter of 2011, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the first quarter of 2011; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the first quarter of 2011 or as a result of new information, future events or otherwise.

- Financial tables follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	December 31,	December 31,	December 31,
	2009	2010	2010
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	64,594	51,519	7,806
Online recruitment services	97,252	155,970	23,632
Other human resource related revenues	64,110	94,214	14,275

Total revenues	225,956	301,703	45,713

Less: Business and related tax	(12,019)	(16,092)	(2,438)

Net revenues	213,937	285,611	43,275

Cost of services (Note 2)	(79,677)	(98,941)	(14,991)

Gross profit	134,260	186,670	28,284

Operating expenses:
Sales and marketing (Note 3)	(63,103)	(84,384)	(12,786)
General and administrative (Note 4)	(29,413)	(24,559)	(3,721)

Total operating expenses	(92,516)	(108,943)	(16,507)

Income from operations	41,744	77,727	11,777
Loss from foreign currency translation	(37)	(3,012)	(456)
Interest and investment income	3,895	5,038	763
Other income	1,245	1,076	163

Income before income tax expense	46,847	80,829	12,247
Income tax expense	(466)	(13,882)	(2,103)

Net income	46,381	66,947	10,144

Earnings per share:
Basic	0.84	1.19	0.18
Diluted	0.84	1.14	0.17
Earnings per ADS (Note 5):
Basic	1.68	2.38	0.36
Diluted	1.67	2.28	0.35
Weighted average number of common shares outstanding:
Basic	55,055,425	56,226,351	55,226,351
Diluted	55,538,208	58,753,947	58,753,947

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.6000 on December 30, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,027 and RMB1,000 (US$151) for the three months ended December 31, 2009 and 2010, respectively.

3.	Includes share-based compensation expense of RMB882 and RMB859 (US$130) for the three months ended December 31, 2009 and 2010, respectively.

4.	Includes share-based compensation expense of RMB4,305 and RMB2,863 (US$434) for the three months ended December 31, 2009 and 2010, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Year Ended
	December 31,	December 31,	December 31,
	2009	2010	2010
(In thousands, except number of shares and per share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	279,467	277,645	42,067
Online recruitment services	332,987	543,045	82,280
Other human resource related revenues	204,666	269,305	40,804

Total revenues	817,120	1,089,995	165,151

Less: Business and related tax	(43,173)	(57,776)	(8,754)

Net revenues	773,947	1,032,219	156,397

Cost of services (Note 2)	(305,722)	(345,865)	(52,404)

Gross profit	468,225	686,354	103,993

Operating expenses:
Sales and marketing (Note 3)	(214,400)	(277,543)	(42,052)
General and administrative (Note 4)	(133,511)	(136,647)	(20,704)

Total operating expenses	(347,911)	(414,190)	(62,756)

Income from operations	120,314	272,164	41,237
Loss from foreign currency translation	(234)	(6,848)	(1,038)
Interest and investment income	15,083	18,713	2,835
Other income	9,554	7,713	1,169

Income before provision for income tax	144,717	291,742	44,203
Income tax expense	(32,205)	(57,081)	(8,648)

Net income	112,512	234,661	35,555

Earnings per share:
Basic	2.03	4.23	0.64
Diluted	2.02	4.13	0.63
Earnings per ADS (Note 5):
Basic	4.05	8.46	1.28
Diluted	4.03	8.26	1.25
Weighted average number of common shares outstanding:
Basic	55,559,252	55,485,256	55,485,256
Diluted	55,768,866	56,814,503	56,814,503

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.6000 on December 30, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB4,360 and RMB4,082 (US$618) for 2009 and 2010, respectively.

3.	Includes share-based compensation expense of RMB3,748 and RMB3,509 (US$532) for 2009 and 2010, respectively.

4.	Includes share-based compensation expense of RMB18,912 and RMB16,371 (US$2,480) for 2009 and 2010, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	December 31,	December 31,	December 31,
	2009	2010	2010
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	46,847	80,829	12,247
Add back: Share-based compensation expense	6,214	4,722	715
Add back: Loss from foreign currency translation	37	3,012	456

Non-GAAP income before income tax expense	53,098	88,563	13,418
GAAP income tax expense	(466)	(13,882)	(2,103)
Tax impact of share-based compensation expense and loss from foreign currency translation	(2)	(21)	(3)

Non-GAAP income tax expense	(468)	(13,903)	(2,106)

Non-GAAP adjusted net income	52,630	74,660	11,312

Non-GAAP adjusted earnings per share:
Basic	0.96	1.33	0.20
Diluted	0.95	1.27	0.19
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.91	2.66	0.40
Diluted	1.90	2.54	0.38
Weighted average number of common shares outstanding:
Basic	55,055,425	56,226,351	55,226,351
Diluted	55,538,208	58,753,947	58,753,947

	For the Year Ended
	December 31,	December 31,	December 31,
	2009	2010	2010
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	144,717	291,742	44,203
Add back: Share-based compensation expense	27,020	23,962	3,630
Add back: Loss from foreign currency translation	234	6,848	1,038

Non-GAAP income before provision for income tax	171,971	322,552	48,871
GAAP income tax expense	(32,205)	(57,081)	(8,648)
Tax impact of share-based compensation expense and loss from foreign currency translation	(3)	(28)	(4)

Non-GAAP income tax expense	(32,208)	(57,109)	(8,652)

Non-GAAP adjusted net income	139,763	265,443	40,219

Non-GAAP adjusted earnings per share:
Basic	2.52	4.78	0.72
Diluted	2.51	4.67	0.71
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	5.03	9.57	1.45
Diluted	5.01	9.34	1.42
Weighted average number of common shares outstanding:
Basic	55,559,252	55,485,256	55,485,256
Diluted	55,768,866	56,814,503	56,814,503

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.6000 on December 30, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	December 31,	December 31,
	2009	2010	2010
(In thousands, except number of shares and per share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	957,407	1,237,776	187,542
Short-term investments	257,310	406,943	61,658
Accounts receivable (net of allowance of RMB2,620 and RMB1,965 as of December 31, 2009 and 2010, respectively)	17,946	33,386	5,058
Prepayments and other current assets	39,899	75,256	11,402
Deferred tax assets, current	4,982	6,749	1,023

Total current assets	1,277,544	1,760,110	266,683

Long-term investments	15,912	15,433	2,338
Property and equipment, net	181,943	202,699	30,712
Intangible assets, net	5,301	4,805	728
Other long-term assets	31,531	4,853	735
Deferred tax assets, non-current	285	110	17

Total non-current assets	234,972	227,900	34,530

Total assets	1,512,516	1,988,010	301,213

LIABILITIES
Current liabilities:
Accounts payable	9,896	15,551	2,356
Salary and employee related accrual	28,095	39,543	5,991
Taxes payable	15,696	39,795	6,030
Advance from customers	118,277	186,191	28,210
Other payables and accruals	15,402	50,491	7,650

Total current liabilities	187,366	331,571	50,237

Deferred tax liabilities, non-current	1,011	1,583	240

Total liabilities	188,377	333,154	50,477

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 55,126,859 and 56,473,949 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	46	47	7
Additional paid-in capital	902,124	997,933	151,202
Statutory reserves	7,368	6,811	1,032
Other comprehensive income	1,067	1,313	199
Retained earnings	413,534	648,752	98,296

Total shareholders’ equity	1,324,139	1,654,856	250,736

Total liabilities and shareholders’ equity	1,512,516	1,988,010	301,213

Note 1: The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.6000 on December 30, 2010 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.